Exhibit 10.21

December 15, 2010

Dear John:

I am pleased to offer you a position as Chief Operating Officer at FOX Racing Shox (Fox Factory, Inc.) beginning January 4, 2011. Your starting base salary will be $240,000.00 (two-hundred-forty-thousand-dollars) per year. This position will include duties and responsibilities discussed in interviews with myself, Mario Galasso, Wes Allinger and Zvi Glasman. A formal employment agreement will be drafted upon your acceptance of this offer.

Your employment package will include the following:

1.	Annual Bonus. You will be eligible for a year-end, cash bonus based on achieving certain company EBITDA levels and performance against specific MBOs assigned to you. Your bonus will be triggered upon reaching a minimum EBITDA established annually by the Board and will range between 20% and 60% depending on EBITDA performance above the minimum. Details regarding the bonus plan will be defined further within a formal employment agreement. For calendar year 2011, $25,000.00 (twenty-five-thousand-dollars) of this bonus will be guaranteed and payable on June 30, 2011. The details of this payment will also be further defined in the formal employment agreement.

2.	Relocation Expenses and Temporary Housing. FOX will reimburse you for costs associated with your relocation to the Santa Cruz/ Monterey area and six months related temporary housing costs

Relocation and temporary housing costs described above will be reimbursed provided original receipts are received, to a maximum of $95,000. (ninety five-thousand-dollars) in total. As discussed, although $95,000 is the maximum, we will jointly work with you to reduce those costs where there are appropriate savings opportunities

3.	Options. You will be granted options to purchase 4,500 (four-thousand-five-hundred) shares at the current strike price. The options will vest over a five year period with a one-year cliff.

4.	FOX 401 (k) Plan. You will be eligible for participation in the FOX FACTORY, Inc. 401 (k) retirement program. Participation in the 401 (k) Plan requires one complete year of employment at the time of the quarterly open enrollment periods. The terms of the Plan may be revised from time to time, but FOX currently provides a limited contribution to match a portion of employee contributions.

5.	Medical Dental Insurance Coverage. You will be entitled to participate in one of our group medical and dental insurance plans. FOX will pay a share of the cost of your participation in a medical and dental plan, as well as dependents qualifying under the terms of the policy. Eligibility for medical and dental insurance will begin on the first day of the month following 30 days of continuous employment.

6.	Paid Time Off. You will begin accruing PTO at the rate of 20 days per year.

7.	Paid Holidays. We offer the following paid holidays: New Year’s Day, President’s Day, Memorial Day, 4th of July, Labor Day, Thanksgiving Day, and Christmas Day.

8.	Severance. You will receive severance of 6 months of base compensation in the event you are terminated for any reason other than Cause during your first year of service. You will receive 12 months of base compensation in the event you are terminated for any reason other than Cause after one complete year of service. “Cause” will be further defined in a formal employment agreement.

John, I hope you find this offer attractive. I think FOX can offer you exciting challenges and opportunities, and we are looking forward to having you join the FOX team.

If you have any questions, please feel free to ask me.

Sincerely,

Bob Kaswen

Chief Executive Officer